Exhibit 99.2

Third Quarter and Nine Months Ended September 30, 2004 Earnings Jacques ESPINASSE Senior Executive Vice President and Chief Financial Officer IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION "Vivendi Universal Reports Quarterly Operating Results in Strong Progress And Raises its Full Year Adjusted Net Income Guidance to above €1.2 billion"

Third Quarter Results Confirm Strong Progress * Comparable basis essentially illustrates the effect of the divestiture of Vivendi Universal Entertainment (VUE), of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Benelux, etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. Cash flow from operations (consolidated and proportionate) does not include NBC Universal's dividends in 2004. ** Defined as cash flow from operations excluding minority interests. *** Adjusted Net Income mainly does not include goodwill amortization, gain (loss) on businesses sold, net of provisions and other, and non-operating, non-recurring items, financial provisions, realized losses net of financial provisions taken previously, income tax and minority interests on adjustments. This result takes into account part of the benefit from the Consolidated Global Profits Tax System, as from January 1, 2004. Please refer to slide 26 for a reconciliation of Net Income to Adjusted Net Income.

Consolidated Third Quarter 2004 Income Statement +

Details by business (comparable basis* ): In € million, French GAAP Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated. * As defined on slide 2. ** Vivendi Telecom International (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions. Operating income up €140 million, +19% on a comparable basis* Third Quarter 2004 Operating Income on a Comparable Basis* 2003 PF 2004 1130.8 1464.9 719 859 3rd Quarter 2003 3rd Quarter 2004

Note: The reported numbers express the economic interests owned in each business. *As defined on slide 2. ** Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, other non core businesses and the elimination of intercompany transactions. On a comparable basis, it does not include, among others, Atica & Scipione, Vivendi Telecom Hungary, Kencell, Monaco Telecom nor Internet operations. Third Quarter & 9 Months 2004 Proportionate Cash Flow from Operations* In € million, French GAAP

The impact of the tax relief is taken into account in the third quarter of 2004 for the first 9 months period, applying the effective annual tax rate for the interim periods. Full Year 2004 impact (Forecast): + €482m Included in Adjusted Net Income (tax savings on the current period: full year 2004); + €518m Deferred tax: 12-month activation of the Consolidated Profits Tax System (period from 01/01/05 to 31/12/05); + €1,000m Full year impact on Net Income. September 30, 2004 YTD impact: + €362m Included in Adjusted Net Income; + €388m Not included in Adjusted Net Income; + €750m Impact on Net Income as of September 30, 2004. Impact of the Consolidated Global Profits Tax System

Third Quarter Financing Expense Financing expense are down by 50%, from €154m in Q3 2003 to €82m in Q3 2004: Average gross debt reduced from €15.2bn to €6.9bn; Average interest rate reduced from 5.26% to 4.34%. This is the result of: The completion of the NBC-Universal transaction; Reimbursement of 83% of the High Yield Notes in June 2004; Upgrades of VU's credit rating to "investment grade" category (Fitch in May, S&P in June); Moody's upgraded Vivendi Universal in October; Renegotiation in July of the pricing grid on the €2.7bn syndicated credit facility reduced to €2.5bn.

Consolidated 9 Months 2004 Income Statement

From Adjusted Net Income to "Net Loss": Why Still a Loss ? Foreign currency translation adjustment on the NBC-U transaction (no cash impact, no impact on shareholders equity) in Q2 2004; Exceptional costs of repurchasing High Yield Notes in Q2 2004; Goodwill amortization and impairment losses (of which €137m in Q3 2004); Net capital gain from the NBC-Universal transaction in Q2 2004; Deferred tax corresponding to 9-month activation of the Consolidated Global Profits Tax system in Q3 2004; Other. - 2,105 - 303 - 431 + 366 + 388 - 50 2004 Adjusted Net Income for the 9 months + 1,053 2004 Net loss for the 9 months - 1,082 In € million, French GAAP

9 Months 2004 Adjusted Net Income Growth The €861 million improvement of adjusted net income for the first 9 months comes from: + €385m: operating improvements: operating income improvement at UMG, Canal+, Telecoms and Holding & Corporate and Other, partly offset by VUE deconsolidation as of May 2004, deconsolidation of Canal+ non- core assets and VU Games restructuring increase in equity earnings (contribution of NBCU as from May 2004 (€57m) compared to negative contribution of the parks in 2003 for VUE, improvement in Veolia contribution, PTC contribution and Elnet profit at Elektrim Telco) + €288m: decrease in financing and other financial expenses: decrease in financing expense due to lower debt and lower interest rates in the third quarter decrease in other financial expenses (€193m forex losses as of September 2003 vs. a profit of €1m in 2004) + €188m: decrease in income tax expense (€362m positive impact of the Consolidated Global Profits Tax System, partly offset by (-€174m): higher tax expense in telecom businesses due to improved results and non recurring deferred tax income in Q3 2003) +142m: +146m: +111m: +274m:

Details by business (comparable basis* at actual exchange rates): In € million, French GAAP Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated. * As defined on slide 2. ** Vivendi Telecom International (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions. Operating income up €474 million, +26% on a comparable basis* 9 Months 2004 Operating Income on a Comparable Basis* 2003 PF 2004 1130.8 1464.9 1,856 2,330 9 months 2003 9 months 2004

In € million, French GAAP Cash flow from operations up 32% on a comparable basis at actual exchange rates 2003 Comp. 2004 Conso. 698 1117 Proportionate 791 725 2,405 3,179 * 9 months 2003 9 months 2004 9 Months 2004 Cash Flow from Operations on a Comparable Basis * Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated. * As defined on slide 2, and excluding NBC Universal dividends. 1,192 1,903 +60% Proportionate basis Consolidated basis +32% Details by business (at actual exchange rates):

9 Months Financial Net Debt Evolution Dec. 31, 2002 Transaction NBC Universal autres cessions Acquisitions CFFO Financing expenses & Taxes Dividends paid to minorities Debt Adjustment Dec. 31, 2003 Est -6.3 -5.6 -5.6 -2.1 -2.1 -3.2 -4.8 0 -11.6 -5.3 -0.7 -0.4 -3.9 -1.1 -1.6 -0.7 -5.5 -2 Dec. 31, 2003 Other divestitures Cash flow from operations Financing expense, tax and other Dividends paid to minorities Other adjustments including foreign exchange September 30, 2004 In € billion, French GAAP - 11.6 NBC- Universal transaction +0.7 +3.9 - 1.1 - 1.6 +5.3 - 0.7 - 5.5 Acquisitions - 0.4 Including: Barry Diller Call: -€226m - Dreamworks: -€94m Jean-Claude Darmon Put: -€30m - Others: €41m Including: -€1,272m of dividends paid by SFR Cegetel Group to minorities (including the exceptional dividend, dividends on 2003 results and advance on dividends on 2004 results) -€303m of dividends paid by Maroc Telecom to the Kingdom of Morocco (including an exceptional dividend) Including: - Defeasance of real estate assets: -€333m - Foreign currency debt effect: -€206m Including: SportFive: +€274m Kencell: +€190m Monaco Telecom: +€169m Atica & Scipione: + €41m Others: +€44m

Business Performance Note: Modified EBITDA definition: Operating income + Depreciation & Amortization + Restructuring charges, net of provisions +/- other one time items, net of provisions +/- gain & loss on tangible & intangible assets +/- foreign exchange income (expense)

Canal+ Group: 3rd quarter 2004 Performance

CANAL+ GROUP

3rd quarter 2004

In €million - French GAAP	3rd quarter comparable basis		Comparable basis Growth 2003/2004
	2004	2003	
Revenues	831	831	0%
Modified EBITDA	150	178	-16%
Operating Income	92	123	-25%
Operating margin (%)	11%	15%	-4 points
Cash flow from operations	254	97	162%

9 months 2004

In €million - French GAAP	9 months ended September 30, on a comparable basis		Comparable basis Growth 2003/2004
	2004	2003	
Revenues	2 584	2 489	4%
Modified EBITDA	455	496	-8%
Operating Income	292	251	16%
Operating margin (%)	11%	10%	+ 1 point
Cash flow from operations	633	152	na

3rd quarter comments

Revenues flat:

- Pay TV France up 1%:
  - Premium channel portfolio up for 4 consecutive months (June to Sept.) compared to last year;
  - Good performance of CanalSatellite.
- StudioCanal down 7%:
  - Timing difference in movie releases in 2004 compared to 2003.

Operating Income growth impacted by seasonal factors, but shows +16% for 9 months:

- Pay TV France:
  - Different timing of programming costs (stable on annual basis): exceptional costs for Olympics of €28m;
  - Impact of the subscribers' recruitment and management costs.
- StudioCanal:
  - Decrease driven by lower revenues (unfavorable release schedule in 2003).

Recent events

- Enhanced programs on the Premium channel at the occasion of the Olympics and the 20th anniversary.
- Launch of the new programming grid at the Premium channel and new line-up of channels at CanalSatellite.
- Closing of the acquisitions of Cuisine TV and Comédie!.
- Launch in November of the tender offer for the French League 1 soccer rights.

November 17th, 2004 – unaudited

VIVENDI UNIVERSAL

15

Music: 3rd quarter 2004 Performance

UNIVERSAL
UNIVERSAL MUSIC GROUP

Third quarter 2004

in €million - French GAAP	3rd quarter, on a comparable basis		Growth 2003/2004	Growth at constant currency 2003/2004
	2004	2003		
Revenues	1 164	1 115	4%	8%
Modified EBITDA	128	77	66%	76%
Operating Income	29	4	625%	725%
Operating margin (%)	2%	0.4%	na	na
Cash flow from operations	124	-61	na	na

9 months 2004

in €million - French GAAP	9 months ended September 30, on a comparable basis		Growth 2003/2004	Growth at constant currency 2003/2004
	2004	2003		
Revenues	3 233	3 283	-2%	3%
Modified EBITDA	345	193	79%	86%
Operating Income	44	-38	na	na
Operating margin (%)	1%	ns	na	na
Cash flow from operations	294	284	4%	4%

3rd quarter comments

Revenues up 8% at constant currency:

- Strong sales growth in North America and U.K..
- US SoundScan album unit * market share increased to 31%.
- Digital music: 2% of total revenues.
- Major sellers in the 3rd quarter:
  - Ashlee Simpson, Young Buck and Jo Jo, Now 16, Nelly, Black Eyed Peas, Hikaru Utada.

Operating Income at €29 million:

- EBITDA up 66% to €128m: higher sales, lower marketing expenses and other effects of the cost reduction program.
- Operating Income up 625%. EBITDA increase offset by:
  - Acceleration of catalog amortization;
  - Further impairment charge of €10 million for UMG's Music Clubs in the U.K. and France;
  - Restructuring expenses.

Recent events

- Launch by IFPI of pro-active initiatives against piracy in Europe.
- Expansion of legal online music offers in Europe and roll out of iTunes in new European countries.
- UMG continues to outperform the US market with October's US SoundScan album unit* sales up over last year.
- Launch of the new Eminem and U2 albums in November.

* Vivendi Universal cannot vouch for the accuracy of SoundScan data.

November 17th, 2004 – unaudited
VIVENDI UNIVERSAL
16

Vivendi Universal Games: 3rd quarter 2004 Performance

VIVENDI UNIVERSAL games

3rd quarter 2004

in € million - French GAAP	3rd quarter on a comparable basis 2004	3rd quarter on a comparable basis 2003	Growth 2003/2004	Growth at constant currency 2003/2004
Revenues	63	77	-18%	-14%
Modified EBITDA	-25	-33	23%	18%
Operating loss	-29	-58	50%	48%
Cash flow from operations	-43	-48	11%	na

9 months 2004

in € million - French GAAP	9 months ended September 30, on a comparable basis 2004	9 months ended September 30, on a comparable basis 2003	Growth 2003/2004	Growth at constant currency 2003/2004
Revenues	211	317	-33%	-28%
Modified EBITDA	-131	-41	na	na
Operating loss	-185	-110	-68%	-80%
Cash flow from operations	-51	-192	73%	na

3rd quarter comments

Revenues down 14% at constant currency

- Best Sellers: *Crash Twinsanity*, continuation of *Simpsons:Hit and Run*, *Riddick*, *Crash Nitro Kart* and *Spyro IV*.
- Compared to Q3 2003's stronger release schedule including: *Simpsons: Hit and Run* and *Warcraft III Expansion Pack*.

Operating loss improved 50% to €(29) million

- Decline in revenues partly offset by lower operating expenses relating to the global turnaround plan:
  - staff count in North America down 40%;
  - lower sales & marketing costs;
  - tighter spending controls.

Cash flow from operations

- Slightly better than last year's third quarter and on track for the full year to show a substantial improvement over last year but still negative.

Recent events

- Announcement of the November launch of the *World of Warcraft* Online Massive MultiPlayer game.
- Announcement of the November launch of *Half Life II*, the sequel to one of the most critically acclaimed PC titles in gaming history.
- North American distribution agreements signed with NovaLogic and Irrational Games.

November 17th, 2004 – unaudited
17
VIVENDI UNIVERSAL

SFR Cegetel: 3rd Quarter 2004 Performance Revenues up 10%: SFR, up 11% to €1.9bn: Higher customer base with a favorable customer mix (60.4% postpaid); Annual rolling ARPU up 2% at €437; Data ARPU up 35%; 1.44 million Vodafone Live customers. Cegetel up 5% to €282 million: Higher data and internet revenues; 9% of the DSL market net adds; YTD 470k DSL customers lines (>120k retail); YTD 157k unbundled lines = 15% market share. Operating Income up 14%: Mobile, up 20% to €642 million: Driven by revenues growth and continued strong control of costs. Cegetel losses at €(29)m compared to a profit of €2m in 2003: Despite revenue growth and €4m positive non- recurring items; Heavy commercial and technical costs of broadband retail offer. 3rd quarter 2004 Recent events SFR: first operator in France to launch 3G services nationwide. Successful marketing campaign for retail DSL broadband Internet market. Signature by Cegetel of a 5-year €60m contract with EDF and Gaz de France in October. 9 months 2004 3rd quarter comments Excel.Sheet.8

Maroc Telecom: 3rd Quarter 2004 Performance Maroc Telecom: 3rd Quarter 2004 Performance Revenues up 12% : Mobile up 19%: Consolidation of Mauritel as of July 1st 2004; Customer base up 9%; Maroc Telecom prepaid ARPU up 1% YTD at 97MAD. Fixed activities down 2%, +4% before leased lines tariff reduction Tariff reduction impacts essentially internal revenues with the mobile business; Increase of the monthly fees as of 1st of August; Higher customer base. Operating Income up 11% : Driven by revenues growth and good control of costs. 3rd quarter 2004 Recent events 6m subscribers threshold crossed for the mobile segment. Rapid and successful development of DSL broadband Internet offers in Morocco. Visas for public documents obtained from Moroccan and French stock market authorities on November 5th and 8th ahead of the planned IPO before the end of 2004. 9 months 2004 3rd quarter comments at constant currency on a comparable basis

2004 Guidance

2004 Guidance Pro forma: - Excludes VUE, Telepiu and VUP assets sold in 2003; - Excludes dividends received from NBC Universal. (2) Includes VUE consolidated cash flow (in 2003 and 2004) and NBC Universal dividends (in 2004). Vivendi Universal raises its adjusted net income guidance and maintains its operating and financial net debt guidance for full year 2004: Guidance by business for full year 2004 remains unchanged.

Details on Third Quarter and Nine Months 2004 Accounts

Third Quarter 2004 Adjusted Net Income Growth The €380 million improvement of adjusted net income for the third quarter of 2004 comes from: - €30m: decrease of operating income effect of the divestitures (VUE, Canal+ Group non-core, etc...) and despite 19% growth on a comparable basis + €51m: increase in equity earnings PTC contribution improvement and disposal of Canal+ Group affiliates + €108m: decrease in financing and other financial expense: decrease in financing expense due to lower debt and lower interest rate other financial income and minority interest variance + €251m: income tax expense variance €362m positive impact of the Consolidated Global Profits Tax System partly offset by higher tax expense in telecoms businesses due to improved results and non recurring deferred tax income in 2003 +72m: +36m:

Divestiture Program Update

2004 Recent Events Launch in November by SFR of the 3G services on mobiles nationwide. Launch in November of the most critically acclaimed PC titles in gaming history: Half-Life(r) 2, and of World of Warcraft. Cegetel gained in October its most important contract with EDF and GDF. Closing of the divestiture of UCI for a total net debt reduction of €158 million. "Investment grade" rating received in October from Moody's Corporation. Agreement in October between Canal+ Group and Free, to include the digital Canal+ Premium channels and CANALSATDSL in Free's television offering. Announcement in September that the Board of Directors may, at the appropriate time, propose a dividend which should not be lower than €0.50, to be paid in 2005 on 2004 earnings. Visas obtained ahead of Maroc Telecom IPO. Launch of Encore, the new album by Eminem on November 12.

Nine Months 2004 Adjusted Net Income Nine Months ended September 30, Nine Months ended September 30, Nine Months ended September 30, Nine Months ended September 30, Nine Months ended September 30, Nine Months ended September 30, Nine Months ended September 30, French GAAP - In millions of euros 2004 P&L 2004 Adjustments to ANI 2004 Adjusted Net Income 2003 Adjusted Net Income 2003 Adjustments to ANI 2003 P&L Revenues 16,094 16,094 18,267 18,267 Operating income 2,684 2,684 2,573 2,573 Financing expense (389) (389) (531) (531) Other financial expenses, net of provisions (426) 440 13 (132) 207 (339) Gain (loss) on businesses sold, net of provisions and other (1,657) 1,657 0 0 (481) 481 Income tax expense (244) (366) (610) (798) 47 (845) Equity in earnings (losses) of unconsolidated companies 187 187 (87) 190 (277) Goodwill amortization & impairment losses (431) 431 0 0 786 (786) Minority interests (806) (27) (833) (833) (56) (777) Net income (loss) (1,082) 2,134 1,053 192 693 (501) Income (loss) per basic share €(1.01) €0.98 €0.18 €(0.47) Weighted average common shares outstanding (in millions) 1,071.9 1,071.9 1,070.8 1,070.8

Consolidated Condensed Statement of Financial Position In millions of euros September 30, 2004 December 31, 2003 ASSETS Goodwill, net €16,776 €17,789 Other intangible assets, net 6,248 11,778 Fixed assets and investments 7,889 10,997 Total long-term assets 30,913 40,564 Other current assets 8,833 11,498 Cash and cash equivalents 1,231 2,858 Total current assets €10,064 €14,356 TOTAL ASSETS €40,977 €54,920 SHAREHOLDERS' EQUITY AND LIABILITIES Total shareholders' equity €12,656 €11,923 Minority interests 3,123 4,929 Other equity 1,000 1,000 Other non-current liabilities 3,721 5,261 Gross debt 6,750 14,423 Deferred taxes liabilities 3,656 5,123 Accounts payable 10,071 12,261 TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES €40,977 €54,920

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

Important Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the estimated levels of cash-flow and revenues stated will not be realized; the synergies and other benefits associated with certain transactions will not be materialized; the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan and maturity extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marche Financiers (AMF) (www.amf-france.org). Investors and security holders may obtain copies of such documents free of charge at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor does it have any obligation, to provide updates or revise any forward-looking statements.